SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2012

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR ANNOUNCES ZADAR BASE (NO 54)

7 NEW ROUTES (16 IN TOTAL) TO DUBLIN, EAST MIDLANDS,
GOTHENBURG, HAUGESUND, LIVERPOOL, PARIS & WROCLAW

300,000 PAX AT RYANAIR'S 1ST CROATIAN BASE

Ryanair, Europe's only ultra-low cost airline, today (18 Dec) announced it would open its 54th base (1st in Croatia) at Zadar in April 2013 with one-based aircraft and unveiled 7 new routes (16 in total), to/from Dublin, East Midlands, Gothenburg, Haugesund, Liverpool, Paris and Wroclaw, as Ryanair invests over $70 million at Zadar Airport.

Ryanair will grow at Zadar in 2013 as follows:

· 1 based aircraft
· 16 routes (up 60%)
· 7 new routes: Dublin, East Midlands, Gothenburg, Haugesund, Liverpool, Paris & Wroclaw
· 68 weekly flights (up 60%)
· 300,000 pax p.a (up 60%
· 300* "on site" jobs

Ryanair celebrated its new Zadar base by launching a 100,000 seat sale with fares starting from £8 for travel across its European network in January which are available for booking until midnight (24:00hrs) Thur (20 Dec). Ryanair's 7 new Zadar routes will begin in April and will go on sale on www.ryanair.com tomorrow.

Speaking in Zadar today, Ryanair's Michael Cawley said:

"Ryanair is delighted to announce Zadar as our 54th base (and our first in Croatia) and to unveil 7 new routes (16 in total) to/from Dublin, East Midlands, Gothenburg, Haugesund, Liverpool, Paris and Wroclaw, beginning in April, as part of our summer 2013 schedule, which go on sale on www.ryanair.com tomorrow.

Croatian consumers/visitors can now beat the recession and escape Croatia Airlines' high fares and fuel surcharging by switching to Ryanair's lowest fares and our no fuel surcharge guarantee from Zadar to 16 exciting European destinations, including Dublin, London and Paris, amongst others. Ryanair's 300,000 passengers p.a. will sustain up to 300 "on site" jobs in Zadar.

To celebrate our new Zadar base, we are launching a 100,000 seat sale with fares starting from £8 for travel across Europe in January, which are available for booking until midnight Thursday (20 Dec). Since seats at these crazy low prices will be snapped up quickly, we urge passengers to book them immediately on www.ryanair.com."

* ACI confirms up to 1,000 'on-site' jobs per 1m passengers

For further information
please contact:            Stephen McNamara                Joe Carmody
                                       Ryanair Ltd                              Edelman Ireland
                                      Tel: +353-1-8121212              Tel: +353-1-6788 333

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 18 December, 2012

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary